Adjourned Session of Shareholder Meeting Results (unaudited)

The adjourned session of the Annual Meeting of Shareholders of Churchill Tax-Free Fund of Kentucky (the "Fund") was held on May 31, 2000. The holders of shares representing 68% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matter was voted upon and approved by the shareholders (the resulting votes for the matter are presented below).


1. To act upon a proposal to change the fundamental policies of the Fund to allow the use of additional nationally recognized statistical rating organizations.


Number of Votes:

		For				Against		Abstain

		100,234,138			2,108,008		4,782,566